Neovasc Announces Fourth Quarter and Fiscal Year 2021 Financial Results and Provides Corporate Update

VANCOUVER and MINNEAPOLIS via NEWMEDIAWIRE - March 10, 2022 - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today reported financial results for the fourth quarter and year ended December 31, 2021.

Highlights

  Achieved record revenue in Q4 of $759,000, an increase of 48% over the same period in 2020
  Achieved record revenue in 2021 of $2.55 million, an increase of 30% over the prior year
  Commenced the COSIRA-II IDE clinical trial for Reducer in the United States
  Expanded reimbursement for the Reducer in the United States, UK, France and Germany
  Maintained strong financial footing and cash run rate into fiscal year 2024

"The record fourth quarter and fiscal year 2021 were both pivotal for Neovasc," said Fred Colen, President and Chief Executive Officer. "We began the year by solidifying our financial footing, and have continued to make great strides and progress against our value creation strategies, advancing towards wider adoption and commercialization of the Reducer for the treatment of refractory angina and furthering the development of Tiara. We gained reimbursement for Reducer in the United States, United Kingdom, France and Germany, and we began the COSIRA-II clinical trial in the United States, all of which raised awareness of our often life-changing technology. Finally, we added veteran leadership to the team to prepare for our next phase of growth. We are gratified to have finished the year with a strong quarter, and look forward to continuing this momentum into 2022."

Financial Results for the Fourth Quarter and Fiscal Year Ended December 31, 2021

For the three months ended December 31, 2021, revenues increased by 48% to $759,124, compared to revenues of $514,002 for the same period in 2020. Revenues increased by 30% to $2,547,406 for the fiscal year ended December 31, 2021, compared to revenues of $1,957,362 for the same period in 2020.

The cost of goods sold for the three months ended December 31, 2021 was $209,355 compared to $96,504 for the same period in 2020. The cost of goods sold for the year ended December 31, 2021 was $555,697 compared to $446,239 for the same period in 2020.

The overall gross margin for the three months ended December 31, 2021 was 72% compared to 81% gross margin for the same period in 2020 as a non-material inventory adjustment was booked in the fourth quarter of 2021. The overall gross margin for the fiscal year ended December 31, 2021 was 78%, compared to 77% gross margin for the same period in 2020.

Total expenses for the three months ended December 31, 2021 were $5,669,518 compared to $9,602,999 for 2020, representing a decrease of $3,933,481 or 41%. Total expenses for the year ended December 31, 2021 were $33,101,250 compared to $36,679,551 for 2020, representing a decrease of $3,578,301. The decrease in total expenses for the year ended December 31, 2021 compared to 2020 can be substantially explained by a $2,452,872 decrease in employee expenses due to the Company's reduction in force at the end of 2020 and in June 2021, a $1,987,361 decrease in legal and underwriting fees related to the 2020 financings and a $616,757 decrease in other expenses as the Company indefinitely paused all activities related to the Tiara TF transfemoral mitral valve replacement program in June 2021.

The operating losses and comprehensive losses for the three months ended December 31, 2021 were $5,119,749 and $6,056,348, respectively, or $0.09 basic and diluted loss per share, as compared with $9,185,501 operating losses and $4,869,468 comprehensive loss, or $0.18 basic and diluted loss per share, for the same period in 2020. The operating losses and comprehensive losses for the year ended December 31, 2021 were $31,109,541 and $25,158,376, respectively, or $0.40 basic and diluted loss per share, as compared with $35,168,428 operating losses and $30,170,251 comprehensive losses, or $1.72 basic and diluted loss per share, for the same period in 2020. The decrease of $4,058,887 in operating losses can be explained by a $3,578,301 decrease in operating expenses and a $590,044 increase in revenue. The $5,011,875 decrease in the comprehensive loss incurred for the year ended December 31, 2021 compared to the same period in 2020 can be substantially explained by the $4,058,887 decrease in operating losses and a $1,795,287 increase in income related to the accounting treatment of the 2019 Notes, 2020 Notes and the derivative liability warrants offset by a $610,749 decrease in tax recovery.

As of March 8, 2022, the Company had 67,748,061 common shares issued and outstanding. The Company's fully diluted share count as of March 8, 2022 was 114,518,437.

The Company also announces that it expects to seek shareholder approval of a reverse stock split at its upcoming annual general and special meeting on April 12, 2022 in order to meet the Nasdaq Capital Market's minimum $1.00 bid price requirement.  The Company does not currently have to meet the $35 million minimum market capitalization requirement as it currently meets the $2.5 million shareholders equity requirement instead.

Conference Call and Webcast Information

Neovasc will be hosting a conference call and audio webcast today at 4:30 pm ET to discuss these results.

Domestic: 1-877-407-9208

International: 1-201-493-6784

Reference ID Code: 13726770

Parties wishing to access the call via webcast should use the link in the Investors section of the Neovasc website at https://www.neovasc.com/investors/.  A replay of the webcast will be available in the Investors sections of the website approximately 30 minutes after the conclusion of the call.

About Neovasc

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is under clinical investigation in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit:  www.neovasc.com.

NEOVASC INC. Consolidated Statements of Financial Position As at December 31, (Expressed in U.S. dollars)

	2021	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$51,537,367	$12,935,860	$5,292,833
Accounts receivable	1,369,455	987,057	715,696
Finance lease receivable	43,543	95,849	86,764
Inventory	1,480,077	839,472	618,650
Research and development supplies	-	167,378	671,845
Prepaid expenses and other assets	787,734	705,471	630,042
Total current assets	55,218,176	15,731,087	8,015,830

Non-current assets
Restricted cash	469,808	470,460	462,874
Right-of-use asset	456,339	830,551	720,473
Finance lease receivable	-	42,841	138,690
Property and equipment	182,041	803,280	767,973
Deferred loss on 2021 derivative warrant liabilities	9,898,475	-	-
Total non-current assets	11,006,663	2,147,132	2,090,010

Total assets	$66,224,839	$17,878,219	$10,105,840

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$4,629,163	$7,243,500	$7,794,456
Lease liabilities	273,145	342,910	436,352
2017 Convertible notes	-	-	5,400,189
2019 Convertible notes	38,633	38,633	1,090,561
2020 Convertible notes, warrants and derivative warrant liabilities	40,587	37,525	-
Total current liabilities	4,981,528	7,662,568	14,721,558

Non-Current Liabilities
Accounts payable and accrued liabilities	-	-	1,186,601
Lease liabilities	272,652	596,881	468,527
2019 Convertible notes	6,548,796	6,156,724	8,174,919
2020 Convertible notes, warrants and derivative warrant liabilities	1,788,244	1,484,529	-
2021 Derivative warrant liabilities	405,508	-	-
Total non-current liabilities	9,015,200	8,238,134	9,830,047

Total liabilities	$13,996,728	$15,900,702	$24,551,605

Equity
Share capital	$439,873,457	$369,775,383	$328,460,681
Contributed surplus	40,355,952	35,045,056	29,766,225
Accumulated other comprehensive loss	(7,885,024)	(7,615,717)	(6,140,507)
Deficit	(420,116,274)	(395,227,205)	(366,532,164)
Total equity	52,228,111	1,977,517	(14,445,765)

Total liabilities and equity	$66,224,839	$17,878,219	$10,105,840

NEOVASC INC. Consolidated Statements of Loss and Comprehensive Loss For the years ended December 31, (Expressed in U.S. dollars)

	2021	2020	2019
REVENUE	$2,547,406	$1,957,362	$2,092,032
COST OF GOODS SOLD	555,697	446,239	458,436
GROSS PROFIT	1,991,709	1,511,123	1,633,596

EXPENSES
Selling expenses	2,996,292	2,196,803	1,645,985
General and administrative expenses	14,655,957	14,081,153	10,013,732
Product development and clinical trials expenses	15,449,001	20,401,595	20,020,959
TOTAL EXPENSES	33,101,250	36,679,551	31,680,676

OPERATING LOSS	(31,109,541)	(35,168,428)	(30,047,080)

OTHER INCOME/ (EXPENSE)
Interest and other income	551,940	1,394,035	184,912
Interest and other expense	(631,199)	(1,035,957)	(133,082)
Impairment on right-of-use asset	-	-	(104,544)
Loss on foreign exchange	(50,798)	(256,585)	(74,209)
Unrealized gain/(loss) on warrants, derivative liability
warrants and convertible notes	17,404,002	8,528,255	(3,235,591)
Realized (loss)/gain on exercise or conversion of warrants,
derivative liability warrants and convertible notes	(1,898,092)	814,083	(1,692,628)
Amortization of deferred loss	(9,068,689)	(3,494,501)	-
TOTAL OTHER INCOME/ (EXPENSE)	6,307,164	5,949,330	(5,055,142)
LOSS BEFORE TAX	(24,802,377)	(29,219,098)	(35,102,222)

Tax (expense)/recovery	(86,692)	524,057	(28,793)
LOSS FOR THE YEAR	$(24,889,069)	$(28,695,041)	$(35,131,015)

OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR
Fair market value changes in convertible notes due to changes in own credit risk	(269,307)	(1,475,210)	1,512,521
	(269,307)	(1,475,210)	1,512,521
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE YEAR	$(25,158,376)	$(30,170,251)	$(33,618,494)

LOSS PER SHARE
Basic and diluted loss per share	$($0.40)	$(1.72)	$(5.40)

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the Company's expectations to continue the momentum of a strong fourth quarter into 2022, the Company's plans with respect to a reverse-stock split and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks around the Company's ability to continue as a going concern; risks around the Company's history of losses and significant accumulated deficit; risks related to the recent COVID-19 coronavirus outbreak or other health epidemics, which could significantly impact the Company's operations, sales or ability to raise capital or enroll patients in clinical trials and complete certain Tiara development milestones on the Company's expected schedule; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the sale of a significant number of Common Shares; risks relating to the possibility that the Company's common shares (the "Common Shares") may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did have effective internal control over financial reporting as of December 31, 2021 and 2020 but not at December 31, 2019; risks relating to the Common Share price being volatile; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to the influence of significant shareholders of the Company over its business operations and share price; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; risks relating to claims by third-parties alleging infringement of their intellectual property rights; risks relating to the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; risks relating to the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks relating to the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks relating to post-market regulation of the Company's products; risks relating to health and safety concerns associated with the Company's products and industry; risks relating to the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risks relating to the possibility of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to the possibility that the Company could be treated as a "passive foreign investment company"; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks relating to future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; risks relating to the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks relating to consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; risks relating to future issuances of equity securities by the Company, or sales of common shares or conversions of convertible notes, and exercise of warrants, options and restricted stock units by the Company's existing security holders, causing the price of the Company's securities to fall; and risks relating to anti-takeover provisions in the Company's constating documents which could discourage a third-party from making a takeover bid beneficial to the Company's shareholders. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the year ended December 31, 2021 (copies of which may be obtained at www.sec.gov or www.sedar.com). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether because of new information, future events or otherwise, except as required by law.

Contacts

Investors:
Mike Cavanaugh
ICR Westwicke
Phone: +1.617.877.9641
Email: Mike.Cavanaugh@westwicke.com

Media:
Sean Leous
ICR Westwicke
Phone: +1.646.866.4012
Email: Sean.Leous@westwicke.com